July 2014 Pricing Sheet dated July 11, 2014 relating to Preliminary Pricing Supplement No. 1,512 dated July 9, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities
Enhanced Trigger Jump Securities due January 17, 2017 Based on the Performance of a Basket of Five Commodities
Principal at Risk Securities
PRICING TERMS — JULY 11, 2014
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,000,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	July 11, 2014
Original issue date:	July 16, 2014 (3 business days after the pricing date)
Maturity date:	January 17, 2017
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial commodity price
	RBOB gasoline futures contracts (“gasoline”)	XB1	20%	$2.9085
	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)	CL1	20%	$100.83
	Copper spot price (“copper”)	LOCADY	20%	$7,151
	Palladium fixing price (“palladium”)	PLDMLNPM	20%	$867
	Soybeans futures contracts (“soybeans”)	S 1	20%	1,195.75¢
* Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket commodity, the commodity price on any trading day will be determined based on the prices published by the relevant exchange, and, notwithstanding the Bloomberg ticker symbols provided for reference purposes above, such prices may be based on the second nearby month futures contract, as further described under “Commodity price” on page 2.

Payment at maturity:	$1,000 + basket return amount. This payment may be greater than or less than the stated principal amount. There is no minimum payment at maturity on the securities.
Basket return amount:
If the basket performance factor is greater than or equal to the downside threshold value, the basket return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the basket percent change and (ii) the fixed percentage]
If the basket performance factor is less than the downside threshold value, the basket return amount will be an amount in cash equal to:
$1,000  x  the basket percent change
In this case, the basket return amount will be negative and your payment at maturity per security will be an amount less than 80% of the stated principal amount and could be zero.

Fixed percentage:	7.6%
Downside threshold value:	80%
Basket performance factor:	The basket performance factor is equal to the sum of the following with respect to each basket commodity: (final commodity price / initial commodity price) x weighting
Basket percent change:	The basket percent change is equal to the sum of the following with respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] x weighting
Valuation date:	January 11, 2017, subject to adjustment for non-trading days and certain market disruption events.
CUSIP / ISIN:	61762GBY9 / US61762GBY98
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$973.20 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
	Terms continued on the following page
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$8	$992
Total	$3,000,000	$24,000	$2,976,000
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $8 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Description of Securities—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 1,512 dated July 9, 2014
Prospectus Supplement dated November 21, 2011            Prospectus dated November 21, 2011
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Enhanced Trigger Jump Securities due January 17, 2017 Based on the Performance of a Basket of Five Commodities Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
Gasoline: the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Palladium: the afternoon palladium fixing price per troy ounce gross of palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
Soybeans: the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.

Initial commodity price:	With respect to each basket commodity, the commodity price of such basket commodity on the pricing date, as set forth under “Basket––Initial basket commodity price” above.
Final commodity price:	With respect to each basket commodity, the commodity price of such basket commodity on the valuation date